UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2017

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission file number: 001-08246 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwestern Energy Company

10000 Energy Drive

Spring, Texas 77389

Financial Statements, Supplemental Schedule
and Report of Independent Registered Public
Accounting Firm

Southwestern Energy Company
401(k) Savings Plan

December 31, 2017 and 2016

Contents

Page
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of net assets available for benefits – December 31, 2017 and 2016	5
Statements of changes in net assets available for benefits – For the years ended December 31, 2017 and 2016	6
Notes to Financial Statements	7
Supplemental Schedule:
Form 5500 - Schedule H, Line 4i – Schedule of assets (held at end of year) – December 31, 2017	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Plan Participants

Southwestern Energy Company 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplementary information is the responsibility of Plan management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2018.

Houston, Texas

June 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Benefits Administration Committee

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Southwestern Energy Company 401(k) Savings Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but it includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Houston, Texas

June 28, 2017

Southwestern Energy Company

401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2017	2016
ASSETS:
Cash on hand	$554,265	$1,178

Investments at fair value:
Mutual funds	144,236,923	120,224,307
Collective trusts	8,948,687	8,781,523
Common stocks	4,217,386	6,080,934
Total investments	157,402,996	135,086,764

Receivables:
Notes receivable from participants	3,853,366	2,906,219
Participants' contributions	302,768	302,766
Employer's contributions	197,719	188,305
Total receivables	4,353,853	3,397,290

LIABILITIES:
Trustee payable	500,487	491,072

Net assets available for benefits	$161,810,627	$137,994,160

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years ended December 31,

	2017	2016
ADDITIONS:
Contributions:
Participant	$11,346,022	$12,531,994
Employer	5,718,148	6,266,281
Rollover	855,149	462,594
Total contributions	17,919,319	19,260,869

Investment income (loss):
Interest and dividend income	10,163,333	6,420,365
Net appreciation (depreciation) in fair value of investments	10,769,184	6,231,647
Net investment income (loss)	20,932,517	12,652,012

Interest income on notes receivable from participants	138,286	133,918
Other	52,413	184,138
Total additions	39,042,535	32,230,937

DEDUCTIONS:
Benefits paid to participants	15,195,671	48,534,298
Administrative expenses	30,397	54,184
Total deductions	15,226,068	48,588,482

Net (decrease) increase in net assets available for benefits	23,816,467	(16,357,545)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	137,994,160	154,351,705
End of year	$161,810,627	$137,994,160

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan agreement, as amended and restated effective January 1, 2016, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effect on net assets.

1.	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company” or “Employer”) and its subsidiaries except for:

a.

Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

b.	Employees who are under the age of twenty-one (21),

c.	Seasonal employees who have less than one thousand (1,000) hours of service for the applicable computation period,

d.	Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

e.	Leased employees, and

f.	Non-resident aliens with no United States source income.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.	Contributions

Participants may contribute from 1% to 75% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Salary deferrals consist of pretax and/or Roth 401(k) contributions.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  The Company matches 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan.  All contributions to the Plan are invested under the direction of the participant in 18 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

3.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4.	Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  Participants may have up to two loans outstanding.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2017, interest rates ranged from 4.25% to 5.25%.

6.	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7.	Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The Plan’s financial statements are presented using the accrual basis of accounting.

2.	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4.	Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan’s record-keeper are reflected as administrative expenses.  All other expenses incurred in connection with the Plan are paid by the Company.  During 2017 and 2016, the Company paid $71,541 and $76,430, respectively, of expenses on behalf of the Plan.  The Company does not seek to be reimbursed by the Plan for payment of such expenses.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5.	Payments of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $0 and $343,106 as of December 31, 2017 and 2016, respectively.

6.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

7.	Trustee Liability

Due to timing differences, Bank of America Merrill Lynch, the trustee of the Plan, may make investments as directed by participants of the Plan before funding is received.  These amounts are shown as trustee payable, a liability on the statement of net assets available for benefits.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1:Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2:Inputs, other than the quoted prices in active markets included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3:Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy.  Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

The Company’s fair value classification is based on its interest in the fund itself and does not include a “look through” to the underlying assets and liabilities.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are classified as Level 1.

Common stocks:  Valued at the closing price reported on the New York Stock Exchange on which the individual securities are actively traded.  All of the common stocks are registered with the Securities and Exchange Commission and are publicly traded.  Therefore, all common stocks are classified as Level 1.

Collective trust:  Valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares owned.  The NAV is a quoted price in a market that is not active.  These funds transact at their NAV.  There are no restrictions in place with respect to the daily redemption of the collective trust funds.  There are no unfunded commitments at December 31, 2017.  In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the Plan years ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1 and 2.

The following are assets measured at fair value on a recurring basis at December 31, 2017 and 2016:

	2017
	Total	Level 1	Level 2	Level 3
Mutual funds	$144,236,923	$144,236,923	$–	$–
Common stocks	4,217,386	4,217,386	–	–
Total investments in the fair value hierarchy	148,454,309	148,454,309	–	–
Investments valued at NAV (1)	8,948,687	–	–	–
Total investments at fair value	$157,402,996	$148,454,309	$–	$–

	2016
	Total	Level 1	Level 2	Level 3
Mutual funds	$120,224,307	$120,224,307	$–	$ −
Common stocks	6,080,934	6,080,934	–	–
Total investments in the fair value hierarchy	126,305,241	126,305,241	–	–
Investments valued at NAV (1)	8,781,523	–	–	–
Total investments at fair value	$135,086,764	$126,305,241	$ −	$–

(1) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on August 24, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan administrator believes that the amendments (and other changes) to the Plan agreement since the application for the determination letter have not changed this determination.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  At December 31, 2017 and 2016, the Plan held 731,871 and 551,059 shares of common stock of the Company, respectively, with fair value of $4,083,841 and $5,962,456, respectively, and a cost basis of $10,681,336 and $10,451,449, respectively.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2017 and 2016.  Bank of America Merrill Lynch is the 2017 trustee and record-keeper as defined by the Plan, and is also a bank in Southwestern Energy Company’s revolving credit facility and a provider of banking and benefit-related services for Southwestern Energy.  The Plan participants paid loan origination fees to Bank of America Merrill Lynch amounting to $18,825 and $17,625 during 2017 and 2016, respectively.

NOTE H – PARTIAL PLAN TERMINATION

On January 21, 2016, the Company notified employees of a workforce reduction plan and the Plan experienced a partial plan termination.  Affected employees were offered a severance package, which included a one-time cash payment depending on length of service and, if applicable, amendments to outstanding equity awards that modified forfeiture provisions on separation from the Company.  Some affected employees were offered the opportunity to accept reduced roles with the Company.

Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated due to actions taken by the Plan Sponsor.  The workforce reduction of approximately 40% of the Company’s employees constituted a partial plan termination as defined by ERISA, which occurs if 20% or more of plan participants are terminated.  Partial plan termination results in affected participants becoming fully vested in the accrued benefits at the termination date.  Participants of the Plan are fully vested on their first day of employment, therefore, the partial plan termination has no effect on the Plan or its participants.  The remaining participants’ vesting continues to be determined according to the Plan provisions.

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company

401(k) Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of assets (held at end of year)
December 31, 2017

(a)	(b)	(c)	(e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	Deutsche Eqty 500 Index Fund	Mutual Fund	$25,084,859
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	18,116,683
	Prudential Jennison Mid Cap Growth A	Mutual Fund	13,912,896
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	13,747,725
	Amer Europacific Growth – R4	Mutual Fund	12,117,951
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	10,242,568
	LSV Value Equity Fund	Mutual Fund	11,266,478
	Columbia Trust Stable Government I-5	Collective Trust	8,948,687
	Wells Fargo Advantage Core Bond Fund	Mutual Fund	7,964,035
	T. Rowe Price Retirement 2050 Advantage	Mutual Fund	9,572,618
	Glenmede Small Cap Value	Mutual Fund	7,568,280
*	Southwestern Energy Company – Common Stock	731,871 Common Shares	4,083,841
	American Growth Fund	Mutual Fund	7,644,020
*	Participant loans	Participant loans with interest rates from 4.25% to 5.25% and maturity dates through 2035	3,853,366
	T. Rowe Price Retirement 2010 Advantage	Mutual Fund	2,263,155
	Dreyfus Bond Market Index - Basic	Mutual Fund	1,752,714
	T. Rowe Price Retirement Income Advantage	Mutual Fund	1,622,296
	IShares MSCI EAFE International	Mutual Fund	1,124,157
	T. Rowe Price Retirement 2060 Advantage	Mutual Fund	236,488
	Entergy Corporation – Common Stock	1,641 Common Shares	133,545
			$161,256,362

* Party-in-interest

Note:  Column (d) cost information has been omitted as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(
SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN
Name of Plan

Dated:	June 22, 2018	/s/ JULIAN M. BOTT
Julian M. Bott
Executive Vice President and Chief Financial Officer